                                  SCHEDULE 13G

                              Amendment No. _______



                               Kanab Service, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    484170105
                                ----------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP NO.     484170105                13G                  PAGE  2 OF 4 PAGES
         ------------------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Cowen & Company
          I.R.S. Identification No. 13-5616116

2.   Check the Appropriate Box if a Member of a Group

                                        (a) / /
                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization

          New York, New York

5.   Sole Voting Power

          0

6.   Shared Voting Power

          1,607,800

7.   Sole Dispositive Power

          0

8.   Shared Dispositive Power

          2,044,600

9.   Aggregate Amount Beneficially Owned By Each Reporting Person

          2,044,600

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

          N/A

11.  Percent of Class Represented by Amount in Row 9

          6.1%

12.  Type of Reporting Person

          BD, IA, PN

                                                            PAGE 3 OF 4 PAGES


ITEM 1

     (a)  Kanab Services, Inc.
     (b)  2435 North Central Expressway
          Richardson, TX   75080


ITEM 2

     (a)  Cowen & Company
     (b)  Financial Square
          New  York, New York 10005-3597
     (c)  New York Limited Partnership
     (d)  Common Stock
     (e)  484170105

ITEM 3    IF THE STATEMENT IS FILED PURSUANT TO RULE 13d-1(b)
          OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS:

     (a)  [ X ] Broker or Dealer registered under section of the Act.

     (e)  [ X ] Investment advisor registered under section 203 of the
                Investment Advisers Act of 1940.

ITEM 4    OWNERSHIP

     (a)  2,044,600
     (b)  6.1%
     (c)  (i)  0
          (ii) 1,607,800
         (iii) 0
          (iv) 2,044,600

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON

As a broker-dealer and an investment adviser, Cowen & Company holds a portion of the securities on behalf of its clients, none of whose individual interests exceeds five percent.

                                                            PAGE 4 OF 4 PAGES

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP

          Not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10   CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 1996

                                        COWEN & COMPANY

                                        By:  Cowen Incorporated,
                                                General Partner



                                        By:   David R. Sarns
                                              ---------------
                                              David R. Sarns
                                              Managing Director